SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)
Aruba Networks, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
043176 10 6

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043176 10 6	Page	2	of	9 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VII, L.P. (04-3555553)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[1]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-7,479,455-[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-7,479,455-[2]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-7,479,455-[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This Schedule 13G is filed by Matrix Partners VII, L.P. (“Matrix VII”); Matrix VII Management Co., L.L.C. (“Matrix VII MC”), the general partner of Matrix VII; and Shirish Sathaye (“Sathaye”), a managing member of Matrix VII MC, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2 Represents 7,479,455 shares held by Matrix VII. Matrix VII MC is the general partner of Matrix VII, and Sathaye is a managing member of Matrix VII MC. Sathaye has sole voting and dispositive power with respect to the Matrix VII shares. The Reporting Persons disclaim beneficial ownership of the Matrix VII shares, except to the extent of their respective pecuniary interests therein.
3 This percentage is calculated based upon 84,258,311 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	043176 10 6	Page	3	of	9 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VII Management Co., L.L.C. (04-3555044)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[4]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-7,479,455-[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-7,479,455-[5]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-7,479,455-[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
4 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
5 Represents 7,479,455 shares held by Matrix VII. Matrix VII MC is the general partner of Matrix VII, and Sathaye is a managing member of Matrix VII MC. Sathaye has sole voting and dispositive power with respect to the Matrix VII shares. The Reporting Persons disclaim beneficial ownership of the Matrix VII shares, except to the extent of their respective pecuniary interests therein.
6 This percentage is calculated based upon 84,258,311 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	043176 10 6	Page	4	of	9 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Shirish Sathaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[7]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-7,629,530-[8]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-7,629,530-[8]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-7,629,530-[8]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.05%[9]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
7 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
8 Includes 7,479,455 shares held by Matrix VII and the following holdings of Sathaye (“Sathaye Shares”): 98,928 shares of Common Stock and options to purchase 51,147 shares of Common Stock (exercisable on or within 60 days of the Date of Event of this Schedule 13G filing) (“Sathaye Options”). Matrix VII MC is the general partner of Matrix VII, and Sathaye is a managing member of Matrix VII MC. Sathaye has sole voting and dispositive power with respect to the Matrix VII and Sathaye Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VII shares, except to the extent of their pecuniary interest therein.
9 This percentage is calculated based upon 84,258,311 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No. 043176 10 6

Item 1(a)	Name of Issuer:

Aruba Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1322 Crossman Avenue Sunnyvale, CA 94089

Item 2(a)	Name of Person Filing:

The reporting persons are:

Matrix Partners VII, L.P. (“Matrix VII”);

Matrix VII Management Co., L.L.C. (“Matrix VII MC”);

Shirish Sathaye (“Sathaye”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Matrix Partners 1000 Winter Street, Suite 4500 Waltham, MA 02451

Item 2(c)	Citizenship:

	Matrix VII Matrix VII MC Sathaye	Delaware limited partnership Delaware limited liability company U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Aruba Networks, Inc.

Item 2(e)	CUSIP Number:

043176 10 6

Item 3	Description of Person Filing:

Not applicable.

Page 5 of 9 pages

CUSIP No. 043176 10 6

Item 4	Ownership:

	(a)	Amount Beneficially Owned

As of December 31, 2008: Matrix VII was the record holder of 7,479,455 shares of Common Stock (the “Matrix VII Shares”); Matrix VII MC was the record holder of 0 shares of Common stock (the “Matrix VII MC Shares”); and Sathaye was the record holder of 98,928 shares of Common Stock and the holder of options to purchase 51,147 shares of Common Stock (which are exercisable on or within 60 days of the Date of the Event of this filing).

Matrix VII MC, as the general partner of Matrix VII, has sole voting and dispositive power of the Matrix VII Shares.

Sathaye, as a managing member of Matrix VII MC, as general partner of Matrix VII, has sole voting and dispositive power over the Matrix VII Shares. Sathaye has sole power to vote and/or dispose of the Sathaye Shares and the Sathaye Options.

	(b)	Percent of Class:

Matrix VII:	8.88%
Matrix VII MC:	8.88%
Sathaye:	9.05%

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)

Matrix VII	7,479,455	0	7,479,455	0
Matrix VII MC	7,479,455	0	7,479,455	0
Sathaye	7,629,530	0	7,629,530	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Page 6 of 9 pages

CUSIP No. 043176 10 6

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 7 of 9 pages

CUSIP No. 043176 10 6
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 10, 2009.

Matrix Partners VII, L.P.
By:	Matrix VII Management Co., L.L.C., its General Partner

By:	/s/ Shirish Sathaye
Shirish Sathaye, Authorized Member

Matrix VII Management Co., L.L.C.

By:	/s/ Shirish Sathaye

Shirish Sathaye, Authorized Member

/s/ Shirish Sathaye

Shirish Sathaye

Page 8 of 9 pages

CUSIP No. 043176 10 6
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Aruba Networks, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 10th day of February, 2009.

Matrix Partners VII, L.P.
By:	Matrix VII Management Co., L.L.C., its General Partner

By:	/s/ Shirish Sathaye
Shirish Sathaye, Authorized Member

Matrix VII Management Co., L.L.C.

By:	/s/ Shirish Sathaye

Shirish Sathaye, Authorized Member

/s/ Shirish Sathaye

Shirish Sathaye

Page 9 of 9 pages